Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2024-USNCH24686 Registration Statement Nos. 333-270327; 333-270327-01 Dated November 21, 2024; Filed pursuant to Rule 433
Contingent Income Auto-Callable Securities Due December    , 2027 Based on the Performance of the Common Stock of NVIDIA Corporation
Principal at Risk Securities
This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.
Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	NVIDIA Corporation (ticker symbol: “NVDA UW”)
Stated principal amount:	$1,000 per security
Pricing date:	November 29, 2024
Issue date:	December 4, 2024
Valuation dates, potential redemption dates and contingent coupon payment dates:
The expected valuation dates, potential redemption dates and contingent coupon payment dates are set forth below:
Valuation dates*
Potential redemption dates*
Contingent coupon payment dates**
February 28, 2025
February 28, 2025
March 5, 2025
May 29, 2025
May 29, 2025
June 3, 2025
August 29, 2025
August 29, 2025
September 4, 2025
December 1, 2025
December 1, 2025
December 4, 2025
March 2, 2026
March 2, 2026
March 5, 2026
May 29, 2026
May 29, 2026
June 3, 2026
August 31, 2026
August 31, 2026
September 3, 2026
November 30, 2026
November 30, 2026
December 3, 2026
March 1, 2027
March 1, 2027
March 4, 2027
June 1, 2027
June 1, 2027
June 4, 2027
August 30, 2027
August 30, 2027
September 2, 2027
November 29, 2027 (the “final valuation date”)
N/A
December 2, 2027 (the “maturity date”)
* Each valuation date is subject to postponement if such date is not a scheduled trading day or certain market disruption events occur, as described in the accompanying product supplement. Each potential redemption date is subject to postponement on the same basis as a valuation date.
** If the valuation date immediately preceding any contingent coupon payment date (other than the final valuation date) is postponed, that contingent coupon payment date will also be postponed so that it falls on the third business day after such valuation date, as postponed.

Maturity date:	Unless earlier automatically redeemed, December 2, 2027
Contingent coupon:
On each quarterly contingent coupon payment date, unless previously automatically redeemed, the securities will pay a contingent coupon equal to 3.075% of the stated principal amount of the securities (12.30% per annum) if and only if the closing price of the underlying shares on the related valuation date is greater than or equal to the downside threshold price. If the closing price of the underlying shares on any quarterly valuation date is less than the downside threshold price, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the closing price of the underlying shares is less than the downside threshold price on one or more valuation dates and, on a subsequent valuation date, the closing price of the underlying shares is greater than or equal to the downside threshold price, your contingent coupon payment for that subsequent valuation date will include all previously unpaid quarterly contingent coupon payments (without interest on amounts previously unpaid). However, if the closing price of the underlying shares is less than the downside threshold price on any valuation date and on each subsequent valuation date thereafter, you will not receive the unpaid contingent coupon payments in respect of those valuation dates.

Payment at maturity[1]:
If the securities are not automatically redeemed prior to maturity, for each $1,000 stated principal amount security you hold at maturity, you will receive cash in an amount determined as follows:
●
If the final share price is greater than or equal to the downside threshold price: $1,000 + the contingent coupon payment due at maturity (including any previously unpaid quarterly contingent coupon payments)
●
If the final share price is less than the downside threshold price:
$1,000 + ($1,000 × the share return)
If the final share price is less than the downside threshold price, you will receive less, and possibly significantly less, than 50.00% of the stated principal amount of your securities at maturity, and you will not receive any contingent coupon payment at maturity.

Automatic early redemption:
If, on any potential redemption date, the closing price of the underlying shares on that date is greater than or equal to the initial share price, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to the early redemption payment. If the securities are redeemed, no further payments will be made.

Early redemption payment:	The stated principal amount of $1,000 per security plus the related contingent coupon payment (including any previously unpaid quarterly contingent coupon payments)
Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the final valuation date
Downside threshold price:	50.00% of the initial share price
Share return:	(i) The final share price minus the initial share price, divided by (ii) the initial share price
CUSIP / ISIN:	173070C50 / US173070C502
Preliminary pricing supplement:	Preliminary pricing supplement dated November 21, 2024
Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Share Return of Underlying Shares on the Final Valuation Date	Payment at Maturity (excluding any coupon payable at maturity)
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-50.00%	$1,000.00
-51.00%	$490.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
  1 All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $918.50 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.
Underlying Shares
For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.
Risk Considerations
The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
●	You may lose a significant portion or all of your investment.
●	You will not receive any contingent coupon payment for any quarter in which the closing price of the underlying shares is less than the downside threshold price on the related valuation date.
●	Higher contingent coupon rates are associated with greater risk.
●	You may not be adequately compensated for assuming the downside risk of the underlying shares.
●	The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.
●	The securities offer downside exposure to the underlying shares, but no upside exposure to the underlying shares.
●
The performance of the securities will depend on the closing price of the underlying shares solely on the relevant valuation dates, which makes the securities particularly sensitive to the volatility of the underlying shares.

●	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
●	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
●
The estimated value of the securities on the pricing date, based on Citigroup Global Markets Inc.’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.

●	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Markets Holdings Inc.’s secondary market rate.
●
The estimated value of the securities is not an indication of the price, if any, at which Citigroup Global Markets Inc. or any other person may be willing to buy the securities from you in the secondary market.

●	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.
●
Immediately following issuance, any secondary market bid price provided by Citigroup Global Markets Inc., and the value that will be indicated on any brokerage account statements prepared by Citigroup Global Markets Inc. or its affiliates, will reflect a temporary upward adjustment.

●	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
●	Citigroup Global Markets Holdings Inc.’s offering of the securities does not constitute a recommendation of any underlying shares.
●	The price of the underlying shares may be adversely affected by our or our affiliates’ hedging and other trading activities.
●
Citigroup Global Markets Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Markets Holdings Inc.’s affiliates.

●	You will have no rights and will not receive dividends with respect to the underlying shares.
●
Even if the underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement.

●	The securities will not be adjusted for all events that could affect the price of the underlying shares.
●	If the underlying shares are delisted, we may call the securities prior to maturity for an amount that may be less than the stated principal amount.
●	The securities may become linked to shares of an issuer other than the original underlying share issuer upon the occurrence of a reorganization event or upon the delisting of the underlying shares.
●	The calculation agent, which is an affiliate of Citigroup Global Markets Holdings Inc., will make important determinations with respect to the securities.
●	The U.S. federal tax consequences of an investment in the securities are unclear.
Tax Considerations
You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.